EXHIBIT (a)(4)

U.S. Laboratories Inc.
7895 Convoy Court
Suite 18
San Diego, California 92111

August 22, 2002

Dear Fellow Stockholder:

We are pleased to inform you that on August 8, 2002, our Company signed an agreement to be acquired by Bureau Veritas, S.A. The consideration to be received is $14.50 cash per share of common stock.

Our Board of Directors carefully considered many factors when it decided to recommend Bureau Veritas’ offer. These factors are more fully described in the enclosed Schedule 14D-9. After such consideration, our Board of Directors unanimously recommends that you accept Bureau Veritas’ offer and immediately tender your shares to Bureau Veritas. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 19, 2002.

Accompanying this letter is:

1.	A copy of our Solicitation/Recommendation Statement on Schedule 14D-9; and

2.	Bureau Veritas’ Offer to Purchase and related materials, including a Letter of Transmittal for you to use in tendering your shares.

Included as Annex A to the Recommendation is a copy of the written opinion dated August 8, 2002, of Roth Capital Partners, LLC, the Company’s financial advisor, to the effect that the cash consideration to be received by the holders of the Company’s common stock pursuant to the transaction is fair from a financial point of view to such stockholders.

We urge you to read the enclosed materials carefully.

Thank you for your continued support.

On behalf of the Board of Directors,

Dickerson Wright
Chairman of the Board and
Chief Executive Officer